UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-16837

World Wireless Communications Inc.

(Exact name of registrant as speciﬁed in its charter)

1333 North Buffalo Drive, Suite 210, Las Vegas, Nevada 89128

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certiﬁcation or notice date: 24

Pursuant to the requirements of the Securities Exchange Act of 1934 World Wireless Communications Inc. has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2021	By: /s/ Frank I Igwealor
President and CEO